MEDIASET

12g3-2(b)

RECEIVED

2009 OCT -6 P 12:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

09047068

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 30th September 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of September.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Emanuela Bianchi

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 10/7

GRUPPO MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: INFORMATION DOCUMENT DRAFTED PURSUANT TO ART. 84-BIS, OF CONSOB REGULATION N. 11971 OF 14 MAY 1999

Mediaset S.p.A. would like to inform you that the Information Document drafted pursuant to Art. 84-bis, paragraph 5, of CONSOB Regulation n. 11971 of 14 May 1999, as subsequently amended and supplemented, relative to Mediaset S.p.A. Stock Option Plans 2009.
The Information Document, is available for consultation at the registered office of the company, on the corporate website at on the corporate website at http://www.mediaset.it/investor/documenti/2009/notizie_en.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, September 29th, 2009

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
www.mediaset.it/investor

MEDIASET

INFORMATION DOCUMENT

pursuant to Art. 84-bis, paragraph 5, CONSOB Regulation no. 11971, 14 May 1999, as subsequently amended and supplemented, relative to

MEDIASET S.P.A. 2009-2011 STOCK OPTION PLAN

29 September 2009

Definitions

For the purposes of this Information Document, the terms listed below must be construed according to the meaning attributed to them as specified hereunder.

General Shareholders' Meeting	The ordinary General Meeting of Shareholders of 22 April 2009.
Shares/Stocks	Mediaset ordinary shares/stocks.
Remuneration Committee	The Remuneration Committee established from among Board members pursuant to Mediaset S.p.A.'s Code of Ethics.
Board of Directors	Mediaset S.p.A.'s Board of Directors.
Beneficiaries	The persons to whom Stock Option rights are allocated.
Information Document	This document has been drafted pursuant to and by virtue of article 84-bis, paragraph 5, of the Issuers Regulation.
Group	Mediaset and its subsidiaries pursuant to article 2359 of the Italian Civil Code.
IFRS	International Financial Reporting Standard.
Mediaset	Mediaset S.p.A.
Options Rights	The option rights which are the subject of the Stock Option Plan.
Plan	The Stock Option Plan for the 2009 - 2011 period submitted for the approval of the Company's General Meeting.
Regulation	Regulation applicable to the Stock Option Plan for the period 2009 - 2011.
Issuers Regulation	Regulation adopted by Consob through Resolution no. 11971, 14 May 1999 and subsequent amendments and supplements.
Company	Mediaset S.p.A.
Subsidiary Companies	Companies, both Italian and foreign, controlled by Mediaset pursuant to article 2359 of the Italian Civil Code.
TUF (Consolidated Finance Act)	Italian Decree Law no. 58, 24 February 1998.

MEDIASET

Introduction

On 2 April 2009 Mediaset published the Information Document regarding the Stock Option Plan, pursuant to Art. 84-bis, paragraph 1, CONSOB Regulation no. 11971, 14 May 1999, as subsequently amended and supplemented.

On 22 April 2009 the General Shareholders' Meeting approved the Plan, granting the Board of Directors all the necessary powers to implement the Plan in accordance with the criteria approved by the Shareholders' Meeting.

On 29 September 2009 the Board of Directors, as proposed by the Remuneration Committee of 17 September 2009 and in accordance with the guidelines approved by the General Meeting and the powers conferred on same, approved the Plan Regulation and implemented the Plan for fiscal 2009.

Consequently, the board of directors, for fiscal 2009 has:

- identified n. 50 beneficiaries employees (managers and journalists);
- allocated a total of n. 3,450,000 option rights, which are personal and non-transferable, corresponding to 0.29% of the share capital;
- defined the criteria for the determination of the exercise price for such options as the value of ordinary Mediaset shares calculated as the arithmetical average of the reference price as reported by Borsa Italiana S.p.A. in the period from the date of allocation and the same date of the preceding calendar month, in conformity with current norms; the exercise price is consequently EUR 4.72;
- identified as a condition for the exercise of such options the attainment of corporate performance parameters of an economic-financial nature on an annual basis, and in particular ROE and free cash flow. Such attainment will be verified by the board within six months from the end of the year to which the allocation of options refers, ie. within the first six months of 2010;
- established that the options allocated for fiscal 2009 may be exercised exclusively after a vesting period of 36 months from the date of allocation, and subordinate to the verification of the aforementioned conditions. The vesting period will therefore run from 30 September 2012 to 29 September 2015.

This Information Document, prepared pursuant to the indications contained in Schedule 7, attachment 3A of the Issuers Regulation, supplements and revises, with regard to the matters resolved by the Board of Directors, the Information Document previously prepared and published on 2 April 2009 pursuant to Art. 84 - bis, clause 1 of the Issuers Regulation for the aforementioned General Shareholders' Meeting.

This Information Document is published for the purposes of providing the Company's Shareholders and the market with general information about the Plan, pursuant to the provisions set out in article 84-bis of the Issuers Regulation.

This Information Document is made available to the public both at Mediaset S.p.A.'s headquarters in via Paleocapa 3 in Milan and on the Company's website www.mediaset.it.

This Information Document was also delivered to Borsa Italiana S.p.A. and to at least two press agencies. It was also concurrently forwarded to Consob.

1. <u>Beneficiaries</u>

1.1 Nominal identification of the Beneficiaries, who are members of the Board of Directors of Mediaset

As indicated in paragraph 1.2 below, with regard to fiscal 2009, the Board of Directors has allocated options exclusively to the Beneficiaries in relation to their function of employees (managers and journalists).

The following employees who are Beneficiaries of the 2009 Plan are also Mediaset board directors: Fedele Confalonieri, Giuliano Adreani, Pier Silvio Berlusconi, Mauro Crippa, Marco Giordani, Gina Nieri e Niccolò Querci.

1.2 Identification of the categories of employees or collaborators of Mediaset and Group companies who are Beneficiaries of the Plan

The Plan is reserved to employees (executive managers, journalists, heads of units and similar) and to collaborators of Mediaset and its Subsidiaries, as well as to the directors of Subsidiaries identified by the Board, who cover strategic positions for the attainment of the Group's strategic objectives. With regard to fiscal 2009, the categories of Beneficiaries are: employees (managers and journalists).

1.3 Nominal identification of the Beneficiaries of the Plan who hold management positions in Mediaset pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

This is not applicable, since the Company has not appointed General Managers.

1.4 Description and numerical indication of the Beneficiaries of the Plan with executive roles, who have regular access to privileged information and have the power to adopt management decisions which may have an impact on the evolution and future prospects of Mediaset, pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

The Board shall also identify those Beneficiaries covering executive positions who are qualified as "relevant persons" pursuant to the definition provided in Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation, in addition to the Beneficiaries who are Board Directors of Mediaset S.p.A. indicated in paragraph 1.1.

2. <u>Reasons for the adoption of the Plan</u>

2.1 Objectives

The main objectives of the Plan are summarised below:

- to involve the Beneficiaries in the attainment of Company and Group targets, by encouraging the creation of value for both parties;
- to align Beneficiaries' interests with those of shareholders, inducing the former to work in the interests of the latter with a view to maximising the stock value;
- to promote the loyalty of the Group's key resources by stimulating permanence;
- to protect the Group's market competitiveness.

2.2 Key variables and performance indexes

According to the Plan guidelines approved by the General Shareholders' Meeting, the exercise of the Option rights is subject to the attainment of economic and/or financial performance targets by the Group on an annual basis (such as, for example, ROE and/or ROI and/or Free Cash Flow and/or EBITDA and/or Net profit and/or EBITDA/net debt). With regard to fiscal 2009, the Board of Directors of 29 September 2009 identified as annual performance targets Group "ROE" and "Free Cash Flow". Each of the two performance targets has been assigned a 50% weighting, in such a way that on the attainment of even just one target the Options will be allocated on a scale that is quantitatively commensurate with the level of achievement of each objective.

2.3 Criteria for the determination of the number of Options to grant

The number of Options to grant to each Beneficiary or to each uniform category of Beneficiaries will be determined by the Board based on the proposal submitted by the Remuneration Committee, according to the relevant role covered within the Group, the strategic relevance of Beneficiaries and their performance.

2.4 Reasons underlying the possible option concerning the granting of compensation plans based on financial instruments which are not issued by Mediaset

Not applicable.

2.5 Significant tax-related and accounting implications which have had an impact on the definition of the Plan

No significant tax-related and accounting implications have been identified which have had an impact on the definition of the Plan.

2.6 Possible support for the Plan deriving from the special Fund established for the purpose of stimulating employee involvement in enterprises pursuant to the provisions set out in Art. 4, paragraph 112, Italian Law no.350, 24 December 2003

Not applicable.

3. Procedure for the approval and timing of the granting of the Option Rights

3.1 Powers and functions granted by the Shareholders' General Meeting to the Board in relation to the implementation of the Stock Option Plan

The General Shareholders' Meeting entrusted the management of the Plan to the Board of Directors and conferred on the Board of Directors the broadest possible powers to identify the beneficiaries, establish the performance targets, allocate option rights and implement all aspects of the Plan.

3.2 Persons responsible for the management of the Plan

The body responsible for the management of the Plan is the Company's Board of Directors.

3.3 Procedures regarding the revision of the Plan

The procedures for the revision of the plan were defined in the Regulation approved by the Board on 29 September 2009, as proposed by the Remuneration Committee of 17 September 2009. Specifically, the Regulation establishes that the Board, in order to maintain unchanged the economic content of the options allocated, if there are the necessary premises for revising the purchase price, will modify the number of Shares allocated and/or allocate shares with a different issuer and category, with regard to the Options not yet exercised, if one or more of the following operations take place:

(a) operations to group or split Shares;

(b) free Share capital increase operations;

(c) paid share capital increases, with the issue of Shares, of shares in a different category from the Shares, of Shares associated to warrants, and of convertible and non-convertible bonds associated with warrants;

(d) operations to merge or split the Company;

(e) assignment of Company assets to shareholders;

(f) operations to reduce the Company share capital.

In the aforementioned cases, if there are the necessary premises, the Board shall make the adjustments required, based on commonly accepted practice in financial markets, appointing where necessary an independent expert to express an opinion on the correctness of the method

adopted. Beneficiaries will receive written notice of the aforementioned adjustment and the opinion of the independent expert.

In the event that, with regard to the aforementioned operations, it becomes appropriate or necessary to suspend the exercise of the Options, Beneficiaries will be informed of this in writing, clarifying the length of the period of suspension and when the faculty of exercise will be restored.

3.4 Methods adopted to verify the availability of the stocks and their granting

The Shares included in the Stock Option Plan in question are drawn from already issued shares, to be purchased pursuant to Art. 2357 of the Italian Civil Code and subsequent amendments and supplements, in the event that the Company does not intend or cannot draw from those already held.

3.5 Role covered by each individual Director in the definition of the characteristics of the Plan

The process for the definition of the guidelines of the Plan was accomplished collectively and with the support of the Remuneration Committee in terms of provision of proposals and advice, pursuant to the recommendations included in the Corporate Governance Code for listed companies promoted by Borsa Italiana S.p.A. and according to best practices adopted in the matter.

With regard to the determination of the Beneficiaries and the option allocation criteria for fiscal 2009, the members of the Board of Directors who are also Beneficiaries abstained from voting with regard to such resolutions adopted on 29 September 2009.

3.6 Date for the resolution made by the competent corporate body for the proposal to be submitted to the General Shareholders' Meeting regarding the approval of the Stock Option Plan in question and the possible proposal made by the Remuneration Committee

The Board resolution regarding the proposal to be made to the Shareholders' General Meeting in relation to the approval of the Stock Option Plan in question is dated 17 March 2009. The relevant proposal of the Remuneration Committee is dated 10 March 2009.

3.7 Date for the resolution made by the competent corporate body regarding the granting of the Option rights and the possible proposal made by the Remuneration Committee

The decision with regard to the allocation of Options for fiscal 2009 was taken by the Board of Directors on 29 September 2009. The resolution of the Board of Directors was preceded by the meeting of the Remuneration Committee on 17 September 2009, which drew up the proposals to submit to the Board.

3.8 Market stock price recorded on the dates specified under points 3.6 and 3.7 above

Here below is a specification of the Company's stock price recorded on the dates indicated in the paragraphs 3.6 and 3.7 above:

- stock price on 10 March 2009: EUR 3.2775
- stock price on 17 March 2009: EUR 3.2450
- stock price on 17 September 2009: EUR 4.,9300
- stock price on 29 September 2009: EUR 4.8661

3.9 Controls implemented by the Company in response to potential situations according to which the date established for the granting of the Option rights or for the resolutions to be made on the matter by the Remuneration Committee coincides with the disclosures regarding relevant information pursuant to Art. 114, paragraph 1, Italian Decree Law no. 58, 24 February 1998

In consideration of the fact that the Option rights can be exercised only if specific performance targets are achieved, any disclosure of privileged information coinciding with the granting of the

Option rights related hereto is irrelevant, because the Beneficiaries will not be in a position to exercise the Option rights allocated to them at that time. Therefore, the Board did not believe it necessary to include any additional control measures aimed at averting the risk of misuse of privileged information.

4. Characteristics of the Option rights

4.1 Structure of the Stock Option Plan

The Stock Option Plan includes flat-out allocation of personal option rights, which cannot be transferred and made available between living persons, regarding the purchase of a corresponding number of Mediaset regular enjoyment ordinary stocks, subject to any corrective actions that will be implemented in those circumstances and under those conditions identified in the relevant Regulation, approved by the Board on 29 September 2009, based on the proposal submitted by the Remuneration Committee on 17 September 2009.

4.2 Duration

The exercise of the option rights allocated in fiscal 2009 is subject to the achievement of the conditions set forth in the preceding paragraph 2.2, which will be verified by the Board within the first half of the financial year, or in other words within the first half of 2010. The Options allocated during fiscal 2009 may be exercised conditionally on the verification of the exercise conditions in the period indicated in paragraph 4.3 below.

4.3 Term

In the event that the conditions established for the Stock Option Plan for fiscal 2009 are met, the exercise of the option rights allocated in fiscal 2009 and the subsequent purchase of the stocks by the Beneficiaries are exclusively admitted in one single transaction in the period from the first day of the thirty-seventh month to the last day of the seventy-second month following the date of each allocation of the option rights. The exercise period therefore runs from 30 September 2012 and will conclude 29 September 2015.

4.4 Maximum number of Option rights subject to allocation

The maximum total number of Stocks underlying the Option rights subject to allocation cannot exceed 1% of the Company's share capital, comprising 1,181,207,564 shares equivalent to EUR 614,238,333.28 at the date of approval of the relevant Regulation by the Board. Each Option grants the right to purchase one Share. On 29 September 2009, the Board of Directors allocated to the Beneficiaries of the Plan, with regard to fiscal 2009, a total number of 3,450,000 personal, non-transferable option rights equivalent to 0.29% of the share capital.

4.5 Methods and clauses regarding the implementation of the Plan

The Plan is subject to the conditions for its exercise specified in the preceding paragraph 2.2, which may be differentiated according to the Beneficiary or the category of Beneficiaries entitled thereto based on their role covered within the Group, the strategic importance of the same and their performance. Beneficiaries will receive written notice of the Exercise Conditions. Within the first half of the financial year subsequent to the year in which the Options are allocated, the Board verifies the attainment of the Exercise Conditions; the Board shall give written notice of the outcome of this verification to each Beneficiary.

4.6 Restrictions linked to the availability of Option rights and Stocks

The Option rights hereunder are personal, cannot be transferred and made available between living persons, and cannot be subject to liens or guarantees in favour of the Company or third parties. Each Beneficiary has the power unilaterally and irrevocably to waive the option rights allocated.

4.7 Possible termination clauses in relation to the Stock Option Plan in the event in which the Beneficiaries avail themselves of hedging instruments that allow them to neutralise possible prohibitions pending upon the sale of the Option rights or the Stocks

The Regulation makes provision that until they are exercised, beneficiaries may not perform dispositive actions of any form on the options allocated to them; likewise, no dispositive actions may be performed on the shares until same have been transferred into the ownership of the beneficiary. The violation of the provision in the previous paragraph entails the immediate and automatic cancellation of the options, without any right to indemnity or compensation in any form for the Beneficiary.

4.8 Effects deriving from the termination of employment

The effects deriving from the termination of employment are established in the relevant Plan Regulation, approved by the Board based on the proposal submitted by the Remuneration Committee of 17 September 2009. The following cases have been considered:

(a) Exercise of the Options for which Exercise Conditions have been verified

In the event of retirement or the expiry of fixed-period employment during the period of validity of the Plan, the Beneficiary retains the right to exercise the Exercisable Options, with the additional faculty of anticipating same to the first Exercise Period subsequent to the date of retirement, without affecting the Final Expiration.

In the event of the termination of employment (both subordinate and other) as a result of voluntary resignation or termination for due cause or justified subjective motive, all rights accruing to the Beneficiary of the Plan lapse, and consequently all the Exercisable Options allocated to same according to the Plan and not yet exercised are immediately and automatically cancelled, without any right to indemnity or compensation in any form for the Beneficiary.

If after the termination of employment, conduct attributable to the Beneficiary during employment becomes known such that it would have justified termination of employment for cause or justified subjective motive, the Board of Directors may revoke with immediate effect all the Options allocated to the Beneficiary pursuant to the Plan and not yet exercised, without any right to indemnity or compensation in any form for the Beneficiary.

In the event of termination of employment (subordinate or other) for causes other than those set out in the previous clauses, with the exception of death or permanent disability to which the last paragraph of this letter point is applicable, the Board of Directors will determine from time to time the regime applicable to Exercisable Options at that date.

In the event employment (subordinate or other) is transferred within the Group, and likewise in the event of the termination of employment (subordinate or other) with a Group company and the concurrent establishment of a new employment relationship (subordinate or other) with another Group company, the Beneficiary will retain the right to exercise the Exercisable Options at that date.

If Mediaset ceases to control (pursuant to article 2359 of the Italian civil code) a Group company, of which the directors and employees (subordinate and other) are Beneficiaries of this Plan, the Exercisable Options at that date must be exercised within 30 days from official notice of the transfer of control being given to the Beneficiaries. After the expiry of this term, the Exercisable Options allocated to said Beneficiaries pursuant to the Plan will be immediately and automatically cancelled, without any right to indemnity or compensation in any form for the Beneficiary.

In the event of the death of the Beneficiary, the provisions set out in the first paragraph will be applied to the heirs of same, who will have the power to exercise the Exercisable Options with immediate effect, even outside the Exercise Period, if the death occurs before the date of start of the Exercise Period, without prejudice to the Final Expiry. The same power of early exercise is

also attributed to the Beneficiary in the event of termination of employment (subordinate or other) due to permanent disability.

(b) Regulations governing Options allocated for which verification of the attainment of the Exercise Conditions is still pending.

In the case of retirement or expiry of fixed-period employment during the period of validity of the Plan, the Beneficiary retains the right to exercise the Options allocated during the Exercise Period, if the Exercise Conditions are achieved, with the additional power of anticipating same to the first Exercise Period subsequent to the date of retirement, without prejudice to the Final Expiry.

Nevertheless, in the event of retirement no later than December 31 of the year in which the Date of Allocation of the Options falls, all the rights accruing to the Beneficiary lapse, and consequently all the Options allocated to same are immediately and automatically cancelled, without any right to indemnity or compensation in any form for the Beneficiary.

In the event of the termination of employment (subordinate and other) due to voluntary resignation or termination for cause or justified subjective motive, all the rights accruing to the Beneficiary lapse, and consequently all the Options allocated to same are immediately and automatically cancelled, without any right to indemnity or compensation in any form for the Beneficiary.

If after the termination of employment, conduct attributable to the Beneficiary during employment becomes known such that it would have justified termination of employment for cause or justified subjective motive, the Board of Directors may revoke with immediate effect all the Options allocated to the Beneficiary pursuant to the Plan and not yet exercised, without any right to indemnity or compensation in any form for the Beneficiary.

In the event of termination of employment (subordinate or other) for causes other than those set out in the previous clauses, with the exception of death or permanent disability to which the last paragraph of this letter point is applicable, the Board of Directors will determine from time to time the regime applicable to Options which may still be exercised at that date.

In the event employment (subordinate or other) is transferred within the Group, and likewise in the event of the termination of employment (subordinate or other) with a Group company and the concurrent establishment of a new employment relationship (subordinate or other) with another Group company, the Beneficiary will retain the right to exercise the Options allocated, on the condition that the Exercise Conditions are met.

If Mediaset ceases to control (pursuant to article 2359 of the Italian civil code) a Group company, of which the directors and employees (subordinate and other) are Beneficiaries of this Plan, the Exercisable Options at that date must be exercised within 30 days from official notice of the transfer of control being given to the Beneficiaries. After the expiry of this term, the Exercisable Options allocated to said Beneficiaries pursuant to the Plan will be cancelled immediately and automatically, without any right to indemnity or compensation in any form for the Beneficiary.

In the event of the death of the Beneficiary, the provisions set out in the first paragraph will be applied to the heirs of same, who will have the power, if the death occurs before the date of the start of the Exercise Period, to anticipate with immediate effect the exercise of the Options from the date on which it is established that the Exercise Conditions have been met, without prejudice to the Final Expiry. The same power of early exercise is also attributed to the Beneficiary in the event of termination of employment (subordinate or other) due to permanent disability.

4.9 Specification of any other causes that may imply the cancellation of the Stock Option Plan

The Regulation also makes provision that if, as a result of amendments to tax, pension or other legislation in force on the date of approval of the Regulation or of the interpretation and application of same, the implementation of the Plan should involve tax, pension or other charges for

the Company and/or the other companies in the Group which were unforeseen at that date, the Plan may be modified or cancelled with effect on the portion that has not yet been performed by allocating the Shares to the Beneficiaries.

4.10 Motivations relative to the possible inclusion of a provision regarding the redemption of the Option rights and/or the Stocks

No redemption clause for the Option rights and/or the Stocks has been envisaged by the Company.

4.11 Possible loans or other facilities for the purchase of the Stocks

The underwriting of Stocks is entirely the responsibility of the relevant Beneficiaries, since no facility has been envisaged in this respect.

4.12 Valuations of the expected charge pending on Mediaset as at the date of granting of the Option rights

The total financial charge deriving from the Stock Option Plan, for fiscal 2009. in question will be determined based on the provisions of accounting principle IFRS 2 equivalent to EUR 4,660,559.28.

4.13 Possible diluted effects deriving from the Stock Option Plan

Not applicable, since the Plan is entirely covered by Treasury shares.

4.14 Possible limitations regarding the exercise of the voting rights and the assignment of assets rights linked to the Stocks

Not applicable.

4.15 Information concerning Stocks which are not traded in regulated stock markets

Not applicable.

4.16 Number of Stocks underlying each Option right

Each Option gives the right to one Mediaset regular enjoyment ordinary share.

4.17 Expiry of the Option rights

Option rights allocated in fiscal 2009 which have not been exercised within the deadline established for the Stock Option Plan, as specified in the preceding paragraph 4.3, immediately and automatically lapse, without any right to indemnity or compensation in any form for the Beneficiary.

4.18 Methods, timing and clauses governing the exercise of the Option rights

Following the verification of the attainment of the performance targets to which the Plan is subject, the Option rights included in the Plan can be exercised exclusively in one single transaction, in the period set out in paragraphs 4.3 .

4.19 Price for the exercise of the Option rights

For fiscal 2009, the purchase price of the Shares equivalent to EUR 4.72 was determined based on the arithmetic mean of Mediaset stock official listings published by Borsa Italiana SpA in the period between the date of granting and the same date of the previous calendar month.

4.20 Reasons justifying a possible difference between the price for the exercise of the Option rights and the market price

Not applicable.

4.21 Criteria justifying different prices for the exercise of the Option rights between different Beneficiaries

MEDIASET

Not applicable.

4.22 Specification of the value attributable to any financial instruments underlying the Option rights (other than Stocks), which are not traded in regulated stock markets

Not applicable.

4.23 Criteria envisaged to make the necessary adjustments following extraordinary capital transactions and other transactions that imply a change in the number of underlying Shares

See paragraph 3.3 above.

4.24 Summary table of currently existing Stock Option Plans

Here below is a summary table, correct at the date of the Information Document, of the currently existing Stock Option Plans that the Shareholders' General Meeting has already approved and that the Company's Board has implemented, and of the Stock Option Plan for fiscal 2009.

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table n. 1 of Scheme 7 of Annex 3A of Regulation n. 11971/1999

Date: *29 /09 /2009*

Name or Category	Title (include only in case of nominal specification)	FIELD 2							
		Option Grant							
		Section 1 Option rights relative to currently existing stock option plans approved by proceding resolutions made by the Shareholders' General Meeting							
		Date of the resolution by the Shareholders' General Meeting	Description	Number of financial instruments underlying the options granted which cannot be exercised yet	Number of financial instruments underlying the options which can be exercised, but which have not been exercised yet	Date of allocation by the competent corporate body	Exercise price	Market price for the underlying financial instruments as at the date of allocation	Option expiry date
2005									
Fedele Confalonieri	Mediaset Board Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	340.000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Pier Silvio Berlusconi	Mediaset Vice Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	300.000	spoc 22/06/2005	9.60	9.759	22/06/2011

MEDIASET

Giuliano Adreani	Mediaset Managing Director	16/04/2003	Option rights on Mediaset ordinary shares	—	220.000	spoc 22/06/2005	9.60	9.759	22/06/2011
Mauro Crippa	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	—	62.000	spoc 22/06/2005	9.60	9.759	22/06/2011
Marco Giordani	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	—	62.000	spoc 22/06/2005	9.60	9.759	22/06/2011
Gina Nieri	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	—	62.000	spoc 22/06/2005	9.60	9.759	22/06/2011
Employees	—	16/04/2003	Option rights on Mediaset ordinary shares	—	2.664.500	spoc 22/06/2005	9.60	9.759	22/06/2011

Notes

- * "spoc" means Stock Option Plan Committee.

The Shareholders' General Meeting of 16 April 2003 appointed a Stock Option Plan Committee, entrusting it with the management of the 2003/2005 Stock Option Plan. Specifically, on the same occasion the Shareholders' General Meeting granted the Committee the broadest powers to identify the beneficiaries, the performance-linked targets, the criteria for the allocation of the option rights and the implementation of the stock option plan under all aspects envisaged. The Stock Option Plan Committee reached its natural expiry upon the Shareholders' General Meeting of 20 April 2006.

2007

Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450.000	—	rc** 21/06/2007 bod** 28/06/2007	7.87	7.616	28/06/2013
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360.000	—	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270.000	—	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100.000	—	rc** 21/06/2007 bod** 28/06/2007	7.87	7.616	28/06/2013
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100.000	—	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100.000	—	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013

MEDIASET

Employees	–	20/04/2006	Option rights on Mediaset ordinary shares	1.750.000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Employee	–	20/04/2006	Option rights on Mediaset ordinary shares	100.000	–	rc 21/06/2007 bod 17/07/2007	7.73	7.653	17/07/2013
Notes ** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly issued Corporate Governance Code promoted by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.									
2008									
Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450.000	–	rc** 20/06/2008 bod** 23/06/2008	4.86	4.337	23/06/2014
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360.000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270.000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100.000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100.000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100.000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Employees	–	20/04/2006	Option rights on Mediaset ordinary shares	1.910.000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Notes ** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly Corporate Governance Code issued by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.									

MEDIASET

Name or Category	Title (include only in case of nominal specification)	FIELD 2						
		Option Grant						
		Section 2 Newly allocated options pursuant to the decision of: - the board of directors regarding the proposal to the general meeting of shareholders; X the body competent to implement the resolution of the general meeting.						
		Date of the resolution by the Shareholders' General Meeting	Description	Number of financial instruments underlying the options granted for each name or category	Date of allocation by the competent corporate body	Exercise price	Market price for the underlying financial instruments as at the date of allocation	Option expiry date
2009								
Fedele Confalonieri	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	450.000	rc** 17/09/2009 bod** 29/09/2009	4.72	4.8661	29/09/2015
Pier Silvio Berlusconi	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	360.000	Rc 17/09/2009 bod 29/09/2009	4.72	4.8661	29/09/2015
Giuliano Adreani	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	270.000	Rc 17/09/2009 bod 29/09/2009	4.72	4.8661	29/09/2015
Mauro Crippa	Jornalist	22/04/2009	Option rights on Mediaset ordinary shares	100.000	Rc 17/09/2009 bod** 29/09/2009	4.72	4.8661	29/09/2015
Marco Giordani	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	100.000	rc 17/09/2009 bod 29/09/2009	4.72	4.8661	29/09/2015
Gina Nieri	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	100.000	rc 17/09/2009 bod 29/09/2009	4.72	4.8661	29/09/2015
Niccolò Querci	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	100.000	rc 17/09/2009 bod 29/09/2009	4.72	4.8661	29/09/2015
Employees	Managers and Journalists	22/04/2009	Option rights on Mediaset ordinary shares	1.970.000	rc 17/09/2009 bod 29/09/2009	4.72	4.8661	29/09/2015

Notes ** The Board of Directors appointed by the Shareholders' General Meeting of 22 April 2009, in line with the provisions set out in the issued promoted by Borsa Italiana, appointed the members of the Remuneration Committee on 23 April 2009. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.

MEDIASET

For the Board of Directors

The Chairman

MEDIASET

RICHIESTA SPEDIZIONI A MEZZO CORRIERE
DATA RICHIESTA: 01/10/2009
RICHIESTA N° 25471

DATI DEL RICHIEDENTE	
Richiedente	SERRA ROSALIA
Società	R.T.I S.p.A.
Centro di costo	E21R
Resp. Centro di costo	Dott.ssa Emanuela Bianchi
Telefono	29692
E-mail	rosalia.serra@mediaset.it

INDIRIZZO DEL RICHIEDENTE		INDIRIZZO DI CONSEGNA SE DIVERSO DA QUELLO DEL RICHIEDENTE	
Sede	Milano	**Sede**	U.S.A. - Washington, D.C. 20549
Indirizzo	Cologno Monzese (MI) - Viale Europa, 48	**Indirizzo**	450 Fifth Street, N.W.
Piano	terra	**Piano**	==
Locale	Direzione Affari Societari	**Locale**	SEC
		Referente	Mr. Paul Dudek

SERVIZIO RICHIESTO

Dettaglio indirizzo di consegna		Materiale da spedire	
Descrizione		*Descrizione*	
CAP	**20549**	*n. colli*	**1**
		peso Kg	**0,50**

Riservato ufficio posta					
data spedizione		**corriere**		**coupon**	
☐ **comune**	☐ **singola**	☐ **tassativa**		**costo €**	

MOTIVO DELLA RICHIESTA

NOTE
ricevuta di ricevimento via e.mail a : rosalia.serra@mediaset.it;

Richiedente	*Dirigente resp. C.d.C.*	*Dir. Personale Org. E Servizi*
Data 30/9/09	*Data*............................	[redacted]
Firma [signature]	*Nominativo*............................	

Rapporto conferma messaggi

01-OTT-2009 11:47 GIO

Numero fax : +39225147732
Nome : DIR.AFFARI SOCIETARI

Nome/Numero : COMMESSI / 25733
Pag. : 1
Ora iniz. : 01-OTT-2009 11:47 GIO
Tempo trascorso : 00'12"
Modalita' : STD ECM
Risultati : [O.K]

MEDIASET

RICHIESTA SPEDIZIONI A MEZZO CORRIERE
DATA RICHIESTA: 01/10/2009
RICHIESTA N° 25471

DATI DEL RICHIEDENTE	
Richiedente	SERRA ROSALIA
Società	R.T.I S.p.A.
Centro di costo	E21R
Resp. Centro di costo	Dott.ssa Emanuela Bianchi
Telefono	29692
E-mail	rosalia.serra@mediaset.it

INDIRIZZO DEL RICHIEDENTE		INDIRIZZO DI CONSEGNA SE DIVERSO DA QUELLO DEL RICHIEDENTE	
Sede	Milano	**Sede**	U.S.A. - Washington, D.C. 20549
Indirizzo	Cologno Monzese (MI) - Viale Europa, 48	**Indirizzo**	450 Fifth Street, N.W.
Piano	terra	**Piano**	==
Locale	Direzione Affari Societari	**Locale**	SEC
		Referente	Mr. Paul Dudek

SERVIZIO RICHIESTO

Dettaglio indirizzo di consegna		Materiale da spedire	
Descrizione		*Descrizione*	
CAP	20549	*n. colli*	1
		peso Kg	0,50

Riservato ufficio posta					
data spedizione		**corriere**		**coupon**	
☐ **comune**	☐ **singola**	☐ **tassativa**		**costo €**	

MOTIVO DELLA RICHIESTA

NOTE
ricevuta di ricevimento via e.mail a : rosalia.serra@mediaset.it;

Richiedente	*Dirigente resp. C.d.C.*	*Dir. Personale Org. E Servizi*
Data 30/9/09	*Data*..................	[redacted]
Firma [signature]	*Nominativo*..................	
	Firma..................	